UNITED STATES
                       	SECURITIES AND EXCHANGE COMMISSION
                            	Washington, D.C.  20549
                                 	 FORM 12b-25
	                          NOTIFICATION OF LATE FILING

                                  	(Check One):
     X Form 10-K   __Form 20-F   __Form 11-K      Form 10-Q  __Form N-SAR

                       FOR PERIOD ENDED:   April 30, 1998

                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR

For the Transition Period Ended:
_______________________________


    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
____________________________________________________________________________

                         PART I - REGISTRANT INFORMATION

                                 RICH COAST INC.
                            Full Name of Registrant


                            Former Name if Applicable

                                  10200 Ford Road
              Address of Principal Executive Office (Street and Number)

                                Dearborn, MI 48126
                             City, State and Zip Code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]	(a)  	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; and

[X]	(b)	  The subject annual report, semi-annual report, transition report on
Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and


[X]	(c)  	The accountant's statement or other exhibit required by Rule
12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, Form 20-F, Form 11-K, Form 10-Q, Form N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)
    The independent accountants are unable to complete the audit in time because they were unable to obtain prior to July 29, 1998 certain information relating to items in the financial statements and necessary to verify the disclosure in the financial statements. Their letter of explanation is attached.


PART IV - OTHER INFORMATION

   	(1)	Name and telephone number of person to contact in regard to this notification:
     Theresa M. Mehringer, Esq.          (303)         221-6000
             (Name)             		    (Area Code)  (Telephone Number)

    (2)	Have all other periodic reports required under Section 13 or 15(d)
of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
 [ X ] Yes  [ ] No

    (3)	Is it anticipated that any significant change in results of
operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
report or portion thereof?     [ X ] Yes  [ ] No    If so, attach an
explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
The Registrant's net loss decreased by approximately $859,034, to $1,069,295 in the current year. Sales increased by $649,928, to $2,547,083 in the current year.

                                RICH COAST INC.
                 (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 29, 1998	                        By:/s/ James P. Fagan
                                               James P. Fagan, President

                                   	ATTENTION

Intentional misstatements or omissions of fact constitute Federal
Criminal Violations (See 18 U.S.C. 1001).




SMYTHE RATCLIFFE
CHARTERED ACCOUNTANTS

7th Floor, Marine Building, 355 Burrard St., Vancouver, B.C.  V6C 2G8
Telephone (604) 687-1231			     	Fax (604) 688-4675




July 29, 1998

Smith McCullough, PC
Regency Plaza One
4643 S. Ulster Street, Suite 900
Denver, Colorado U.S.A. 80237

ATTENTION:   Theresa M. Mehringer

Dear Sir or Madam:

RE:	RICH COAST, INC. - FORM 12b-25

We are the independent Chartered Accountants currently engaged in the audit of Rich Coast, Inc. for the year ended April 30, 1998.

We are unable to complete our audit of the Company's financial statements to meet the July 29, 1998 filing deadline with the SEC because we were unable to obtain prior to July 29, 1998 certain information relating to items in the financial statements and necessary to verify the disclosure in the financial statements. We consent to the use of this letter as an exhibit to the Company's Form 12b-25.

We regret any inconvenience this may cause to the Company.

                                                      Yours very truly,

                                                      /s/ Smythe Ratcliffe